EXHIBIT 99.1

Student Transportation Inc. Leasing Program Expanded

Low Cost Equipment Financing Helps Fuel 16% Growth Booked for New Fiscal Year

BARRIE, Ontario, July 9, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) announced that it is reviewing new proposals again this year, adding to the fleet leasing program for the Company's fiscal 2013 year which begins July 1, 2012. STI leases approximately 13% of the 9,000 vehicles in the fleet and the current low interest rate environment continues to make lease financing an attractive alternative for the Company.

The majority of the leasing proposals received from several major financial institutions carry effective annual interest rates averaging 3.5% fixed for six years, with 2.9% at the low end of the range. Securing the lease financing, which combined with credit agreement availability, allows the Company to get a jump on the more than 16% year over year growth already booked for fiscal year 2013. The school vehicles will be put into service over the summer and will be ready for the first day of school.

The Company received multiple leasing proposals from which to choose in connection with the new fiscal year's replacement capital vehicle purchases. "Our fleet is probably the youngest fleet of the major players with an average age of 5.9 years," said Patrick Walker, STI Executive Vice President and Chief Financial Officer. "Keeping the fleet young allows us to keep up with new technology, lowers our cost of operations, ensures our passengers' safety, and keeps our driver core steady. Leasing has been a great financing alternative for us and it has proven to be an effective option to using our credit facility, which we prefer to keep for growth." The leases have six year terms, low cost fixed financing features and minimal residual buy back options at the end of the term. The residual allows the Company to buy back the vehicle at the end of the six year lease term at 15-30% of the vehicles' value with over 50% of the vehicle life remaining.

Finally, the Company stated that 56% of the 7.5% convertible debt notes (TSX:STB.DB.A) have been converted to common shares as of June 30, 2012, by respective noteholders. The Company has a call option on the 7.5% notes starting this November. Walker added, "Assuming the current low interest rate environment continues, we will consider to "call" the balance of these notes on the first available day. They are well "in the money" and helped us achieve our goal of using convertible debt wisely. Clearly, our credit profile has strengthened over the years and noteholders, senior banks and financial institutions recognize our stable and consistent performance over these past 15 years."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com